

Mail Stop 3561

March 14, 2011

<u>Via U.S. Mail</u>

Ms. Nicole M. Ringenberg, Vice President and Controller
Monsanto Company
800 North Lindbergh Boulevard
St. Louis, Missouri 63167

      Re: **Monsanto Company**
             Form 10-K for the fiscal year ended August 31, 2010
             Filed October 27, 2010
             Form 10-Q for the quarter ended November 30, 2010
             Filed January 7, 2011
             File No. 001-16167

Dear Ms. Ringenberg:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Linda Cvrkel
                Branch Chief